VIA EDGAR

September 19, 2022

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Amanda Ravitz
Jennifer Gowetski

RE: NVIDIA Corporation
Definitive Proxy Statement on Schedule 14A
Filed April 19, 2022
File No. 000-23985

Dear Mses. Ravitz and Gowetski:

On behalf of NVIDIA Corporation (“NVIDIA”), I am responding to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated September 8, 2022, with respect to NVIDIA’s Definitive Proxy Statement on Schedule 14A listed above (the “Comments”).

NVIDIA respectfully acknowledges the Comments and confirms that it will review and enhance its future proxy disclosures in accordance with the topics set forth in the Comments, as well as any material developments to its risk oversight structure.

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Please do not hesitate to call Rebecca Peters at (831) 251-2385, if you have any questions or would like any additional information regarding this matter.

Sincerely,

NVIDIA Corporation

By: /s/ Jen-Hsun Huang
Jen-Hsun Huang
Chief Executive Officer

cc: Colette M. Kress, Executive Vice President and Chief Financial Officer
Timothy S. Teter, Executive Vice President, General Counsel and Secretary
Rebecca Peters, Vice President, Deputy General Counsel and Assistant Secretary
Eric C. Jensen, Cooley LLP